FORM U-3A-2

                          File No. 69-35

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                   Statement by Holding Company
               Claiming Exemption Under Rule U-3A-2
              from Provisions of the Public Utility
                   Holding Company Act of 1935.

              To be filed annually prior to March 1.



WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


 1.  Name, state of organization, location and nature of business
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     of claimant and every subsidiary thereof, other than any
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     exempt wholesale generator (EWG) or foreign utility company
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     in which claimant directly or indirectly holds an interest.
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     Wisconsin Public Service Corporation (herein sometimes
     ------------------------------------
     referred to as the "Company") is incorporated under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001,
     Green Bay, Wisconsin 54307-9001. It is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of gas. The Company serves approximately 368,000 electric customers and 212,000 gas customers in 11,000 square miles in Northeastern Wisconsin and an adjacent part of Upper Michigan. The largest cities served are Green Bay, Sheboygan, Oshkosh, and Wausau, with populations ranging from 153,642 to 60,854, including contiguous urban areas (1990 Federal census). The Company furnishes retail electric service in all these cities except Sheboygan, and gas in all except Wausau. Additionally, the Company provides wholesale electric

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     service to 14 communities.  About 97% of operating revenues in the year 1996 were derived from Wisconsin customers, and 3% from Michigan customers.

     WPS Leasing, Inc. was incorporated September 22, 1994 under
     -----------------
     the laws of the state of Wisconsin and has its principal office at the principal executive offices of the Company. The directors and officers of WPS Leasing, Inc. are in each case also officers of the Company. The Company owns 100% of WPS Leasing's capital stock, consisting of 1,000 shares of common stock, with a $1 per share par value, at the stated capital amount of $1 per share. The total assets of WPS Leasing at December 31, 1996 were $14,681,000 or 1.2% of the Company's assets. The Company's equity in net income for the year 1996 was $(143,000). The intended principal business of WPS Leasing, Inc. is to participate in the financing of specific utility projects. WPS Leasing is not and never has been a public utility.

     Wisconsin Valley Improvement Company, of which the Company
     ------------------------------------
     owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges water tolls to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). It generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement Company at December 31, 1996 were $771,000 or .06% of the Company's assets. The Company's equity in net income for the year 1996 was $21,000, or .03% of the Company's total net income. It is believed that said Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the

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     Commission declared said Improvement Company not to be a
     subsidiary of Wisconsin Public Service Corporation.

     Wisconsin River Power Company (herein sometimes called
     -----------------------------
     "River Company"), of which the Company owns 33.1% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wisconsin Rapids, Wisconsin. Its business consists of the operation of two hydroelectric plants on the Wisconsin River, the output of which is sold in equal parts to three companies, including Wisconsin Public Service Corporation, which three companies own all outstanding stock of River Company in substantially equal parts. Total assets of Wisconsin River Power Company at December 31, 1996 were $6,374,000 or .50% of the Company's assets. The Company's equity in net income for the year 1996 was $526,000, or .87% of the Company's total net income. Further information concerning the nature of the business of River Company is set forth in findings and opinions of the Commission entered in reference to River Company on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket
     No. EL79-10.


 2.  A brief description of the properties of claimant and each
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     of its subsidiary public utility companies used for the
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     generation, transmission, and distribution of electric
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     energy for sale, or for the production, transmission, and
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     distribution of natural or manufactured gas, indicating the
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     location of principal generating plants, transmission lines,
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     producing fields, gas manufacturing plants, and electric and
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     gas distribution facilities, including all such properties
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     which are outside the state in which claimant and its
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     subsidiaries are organized and all transmission or pipelines
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     which deliver or receive electric energy or gas at the
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     borders of such state.
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     Statistics set forth in the answer to this Item are as of
     December 31, 1996.

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     Wisconsin Public Service Corporation owns and operates
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     electric properties comprising an integrated system of
     production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and south of Wausau, Wisconsin) with total rated capacity of 855,400 kilowatts ("kw"), a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which the Company operates, with a rated capacity of 515,000 kw (the Company's share is 212,200 kw), a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,021,000 kw (the Company's share is 324,700 kw), a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 331,100 kw (the Company's share is 105,300 kw), combustion turbines of 48,600 kw and 19,700 kw, respectively, south of Wausau, Wisconsin, two combustion turbines of 40,400 kw and 41,400 kw and a 68% share in a combustion turbine of 82,100 kw (the Company's share is 55,830 kw) owned jointly with Marshfield Electric and Water Department and operated by the Company, all located near Marinette, Wisconsin, 15 hydroelectric plants (14 in Wisconsin and one on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 53,000 kw, a 3,900 kw diesel plant at Eagle River, Wisconsin, and a 3,900 kw diesel plant at Ashwaubenon, Wisconsin. Its transmission and distribution facilities include 55 transmission substations,
     110 distribution substations and approximately 20,751 route miles of transmission and distribution lines. The Company is interconnected with Wisconsin River Power Company, has 18 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 24 interconnections (22 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. The Company also has 14 interconnections to serve 4 neighboring municipal utilities. Gas facilities include approximately 4,187 miles

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                              - 5 -

     of main, 68 gate and city regulator stations and 195,945 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from the Company's gas lines in the adjacent city of Marinette, Wisconsin. All of the Company's electric and gas facilities are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 96% of utility plant is located in Wisconsin, and the balance is in Michigan.


 3.  The following information for the last calendar year with
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     respect to claimant and each of its subsidiary public
     -----------------------------------------------------
     utility companies:  (The information required by Item 3 of
     -----------------
     this Form U-3A-2 is shown in Exhibit D hereto.)


 4.  The following information for the reporting period with
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     respect to claimant and each interest it holds directly or
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     indirectly in an EWG or a foreign utility company, stating
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     monetary amounts in United States dollars.
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     Not Applicable.

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                        LIST OF EXHIBITS

Exhibit A-1    Balance Sheet at December 31, 1996, of Wisconsin
               Public Service Corporation.

Exhibit A-2    Income Statement and Statement of Retained
               Earnings of Wisconsin Public Service Corporation for the year ending December 31, 1996.

Exhibit A-3    Balance Sheet at December 31, 1996, and Statements
               of Income and Surplus Accounts of Wisconsin River
               Power Company for the year ended December 31, 1996, filed by reference to Exhibit A, of Form
               U-3A-2 being filed by Consolidated Papers, Inc. in File No. 69-53. (The financial statements of
               Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B      Financial Data Schedule

Exhibit D      Statement showing sales for the calendar year 1996
               of electric energy and gas by Wisconsin Public
               Service Corporation and Wisconsin River Power
               Company.

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The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 1997.





                         WISCONSIN PUBLIC SERVICE CORPORATION





                          /s/ D. P. Bittner
                         -----------------------------------
                              D. P. Bittner
                              Senior Vice President -
                              Finance and Corporate Services





(CORPORATE SEAL)




Attest:  /s/ F. J. Kicsar
         ---------------------------------
             F. J. Kicsar
             Secretary

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    Name, title, and address of officer to whom notices and
correspondence concerning this statement should be addressed:

                     F. J. Kicsar, Secretary
               Wisconsin Public Service Corporation
              700 North Adams Street, P. O. Box 19001
                     Green Bay, WI  54307-9001


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